

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

December 30, 2010

via U.S. mail and facsimile

Joel P. Moskowitz, Chief Executive Officer
Ceradyne, Inc.
3169 Red Hill Avenue
Costa Mesa, CA 92626

       RE: **Ceradyne, Inc.**
               Form 10-K for the Fiscal Year Ended December 30, 2009
               Filed February 23, 2010
               Proxy Statement
               Filed April 30, 2010
               File No. 000-13059

Dear Mr. Moskowitz:

We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               Terence O'Brien
               Accounting Branch Chief